# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Tamboran Resources Corporation, CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0001606914
Persons authorized to receive notices and communications: Bryan Sheffield, 300 Colorado Street, Suite 1900, Austin, Texas (TX), 78701, 737-304-7803

## Reporting persons
- Bryan Sheffield (CIK 0001606914): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,559,904; sole dispositive power 0; shared dispositive power 2,559,904; aggregate amount beneficially owned 2,559,904 (17.6% of the class)
- Sheffield Holdings, LP (CIK 0002027828): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 0; shared voting power 2,247,404; sole dispositive power 0; shared dispositive power 2,247,404; aggregate amount beneficially owned 2,247,404 (15.5% of the class)
- Spraberry Interests, LLC (CIK 0002027822): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,247,404; sole dispositive power 0; shared dispositive power 2,247,404; aggregate amount beneficially owned 2,247,404 (15.5% of the class)
- Daly Waters Energy, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 312,500; sole dispositive power 0; shared dispositive power 312,500; aggregate amount beneficially owned 312,500 (2.1% of the class)
- Formentera Australia Fund I GP, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 312,500; sole dispositive power 0; shared dispositive power 312,500; aggregate amount beneficially owned 312,500 (2.1% of the class)
- Formentera Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 312,500; sole dispositive power 0; shared dispositive power 312,500; aggregate amount beneficially owned 312,500 (2.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Tamboran Resources Corporation
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, I.T.S., 100 Barangaroo Avenue, New South Wales, Australia (C3), 2000
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the original Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 8, 2024 (the "Schedule 13D") and is filed by (i) Bryan Sheffield, (ii) Sheffield Holdings, LP, a Texas limited partnership ("Sheffield Holdings"), (iii) Spraberry Interests, LLC, a Delaware limited liability company ("Spraberry"), (iv) Daly Waters Energy, LP, a Delaware limited partnership ("Daly Waters"), (v) Formentera Australia Fund I GP, LP, a Delaware limited partnership ("Formentera Australia"), and (vi) Formentera Investments LLC, a Delaware limited liability company ("Formentera Investments") (each, a "Reporting Person" and, collectively, the "Reporting Persons"), relating to the shares of the common stock, par value $0.001 per share (the "Common Stock"), of Tamboran Resources Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D. The purpose of this Amendment No. 1 is to add each of Daly Waters, Formentera Australia and Formentera Investments (collectively, the "New Reporting Persons") as a Reporting Person and to disclose the recent transaction described in Item 4 of this Amendment No. 1.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended to add the New Reporting Persons as Reporting Persons. Item 2(a) of the Schedule 13D is hereby amended and supplemented by adding the following information:

Daly Waters Energy, LP

Formentera Australia Fund I GP, LP

Formentera Investments LLC
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

The address of the New Reporting Persons is 300 Colorado Street, Suite 1900, Austin, Texas 78701.
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and supplemented by adding the following information:
The New Reporting Persons are principally engaged in the business of investing in assets and securities, including the Common Stock of the Issuer.
Criminal convictions in the last five years:
Item 2(d) of the Schedule 13D is hereby amended and supplemented by adding the following information:

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Schedule 13D is hereby amended and supplemented by adding the following information:

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) of the Schedule 13D is hereby amended and supplemented by adding the following information:

Daly Waters Energy, LP is a Delaware limited partnership.

Formentera Australia Fund I GP, LP is a Delaware limited partnership.

Formentera Investments LLC is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of Amendment No. 1 is incorporated by reference into this Item 3 as if restated in full. Daly Waters expects to fund the Daly Waters Private Placement (as defined in Item 4 of this Amendment No. 1 below) through capital contributions from its partners.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph (under the heading "Daly Waters Placement") thereof with the following:

Daly Waters Subscription Agreement

On May 12, 2025, the Issuer and Daly Waters entered into a Subscription Agreement (the "Daly Waters Subscription Agreement") pursuant to which the Issuer agreed to sell and issue to Daly Waters in a private placement an aggregate of 563,697 shares of Common Stock at $17.74 per share (the "Daly Waters Private Placement"). The closing of the transaction is subject to the satisfaction of customary closing conditions, including approval by the Issuer's stockholders in accordance with the rules and regulations of the New York Stock Exchange, which stockholder approval is expected to be sought at a special meeting of stockholders to be held within 90 days of entry into the Daly Waters Subscription Agreement.

The foregoing description of the Daly Waters Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as exhibit 4 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 11 and Item 13 on each of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5(a).

References herein to percentage ownerships of Common Stock are based on 14,536,774 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2025, as set forth in the Issuer's Quarterly Report on Form 10-Q, filed with the Commission on May 14, 2025.

Sheffield Holdings is the record holder of 2,247,404 shares of Common Stock. Spraberry is the general partner of Sheffield Holdings. Bryan Sheffield is the manager of Spraberry. As a result, each of Mr. Sheffield and Spraberry may be deemed to share beneficial ownership of the shares held directly by Sheffield Holdings.

Daly Waters is the record holder of 312,500 shares of Common Stock. Formentera Australia is the general partner of Daly Waters. Formentera Investments is the general partner of Formentera Australia. Bryan Sheffield is the managing member of Formentera Investments. As a result, each of Mr. Sheffield, Formentera Australia and Formentera Investments may be deemed to share beneficial ownership of the shares held directly by Daly Waters.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 on each of the cover pages of this Amendment No. 1 are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment No. 1, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6 as if restated in full.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement (filed herewith).

Exhibit 2: Registration Rights Agreement, dated June 28, 2024, between Tamboran Resources Corporation, Sheffield Holdings, LP, and each of the other signatories from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Form on 8-K filed June 28, 2024).

Exhibit 3: Director Nomination Agreement, dated June 28, 2024, between Tamboran Resources Corporation and Sheffield Holdings, LP (incorporated by reference to Exhibit 10.2 to the Issuer's Current Form on 8-K filed June 28, 2024).

Exhibit 4: Subscription Agreement, dated May 12, 2025, between Tamboran Resources Corporation and Daly Waters Energy, LP (filed herewith).

## Signatures
- Bryan Sheffield: /s/ Bryan Sheffield, Bryan Sheffield (05/14/2025)
- Sheffield Holdings, LP: /s/ Bryan Sheffield, Bryan Sheffield / Manager (05/14/2025)
- Spraberry Interests, LLC: /s/ Bryan Sheffield, Bryan Sheffield / Manager (05/14/2025)
- Daly Waters Energy, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (05/14/2025)
- Formentera Australia Fund I GP, LP: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (05/14/2025)
- Formentera Investments LLC: /s/ Bryan Sheffield, Bryan Sheffield / Managing Member (05/14/2025)
Comment: Sheffield Holdings, LP By: Spraberry Interests, LLC, its general partner

Daly Waters Energy, LP By: Formentera Australia Fund I GP, LP, its general partner By: Formentera Investments LLC, its general partner

Formentera Australia Fund I GP, LP By: Formentera Investments LLC, its general partner